UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from _____ to _____

Commission File Number 1-16619

KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN
(Full Title of the Plan)

Kerr-McGee Corporation
123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102
(Name of issuer of the securities held pursuant to the Plan
and address of its principal executive office)

KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN

INDEX

PAGE

Report of Independent Registered Public Accounting Firm	2

Financial Statements

Statement of Net Assets Available for Benefits at December 31, 2004 and 2003	3

Statement of Changes in Net Assets Available for Benefits for the year
ended December 31, 2004	5

Notes to Financial Statements	6

Supplemental Schedule

Schedule H, Line 4i -Schedule of Assets (Held at End of Year) at December 31, 2004

All other schedules required by the Employee Retirement Income Security Act of 1974 and the regulations promulgated by the Department of Labor have been omitted because they are inapplicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Kerr-McGee Corporation Benefits Committee
Kerr-McGee Corporation Savings Investment Plan

We have audited the accompanying statement of net assets available for benefits of Kerr-McGee Corporation Savings Investment Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

ERNST & YOUNG LLP

Oklahoma City, Oklahoma
May 12, 2005

KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2004
(Thousands of dollars)

	Unallocated	Allocated	Total
ASSETS
Investments	$14,589	$411,830	$426,419

Dividends receivable	111	-	111

Interfund contributions receivable (payable)	(828)	828	-

Interfund dividends receivable (payable)	(650)	650	-

Other assets	-	3	3

Total assets	13,222	413,311	426,533

LIABILITIES
Notes payable	31,550	-	31,550

Interest payable	72	-	72

Total liabilities	31,622	-	31,622

Net assets (deficit) available for benefits	$(18,400)	$413,311	$394,911

The accompanying notes are an integral part of this statement.

KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2003
(Thousands of dollars)

	Unallocated	Allocated	Total
ASSETS
Investments	$-	$290,246	$290,246

Other assets	-	79	79

Net assets available for benefits	$-	$290,325	$290,325

The accompanying notes are an integral part of this statement.

KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2004
(Thousands of dollars)

	Unallocated	Allocated	Total

Additions:
Additions to net assets attributed to:
Investment income:
Dividends	$-	$7,075	$7,075
Interest	-	293	293
Net appreciation in fair value of investments	-	28,487	28,487
	-	35,855	35,855

Employee contributions	-	18,053	18,053

Diversification from ESOP	-	4,080	4,080
Transfer from ESOP	(18,400)	83,440	65,040
Transfer from Savannah Plan	-	15,472	15,472
Transfer from Westport Plan	-	8,870	8,870

Total additions	(18,400)	165,770	147,370

Deductions:
Deductions from net assets attributed to:
Distributions to terminating and withdrawing
participants	-	42,784	42,784

Total deductions	-	42,784	42,784

Net increase (decrease)	(18,400)	122,986	104,586

Net assets (deficit) available for benefits:
Beginning of year	-	290,325	290,325
End of year	$(18,400)	$413,311	$394,911

The accompanying notes are an integral part of this statement.

KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Plan Description and Basis of Presentation

The following description of the Kerr-McGee Corporation Savings Investment Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan in which eligible employees of Kerr-McGee Corporation and its affiliated companies (collectively referred to as the Company) may participate. The purpose of the Plan is to encourage and assist employees in accumulating retirement savings, to provide a means for employees to have an ownership interest in the Company and to reward employees for their service. The Plan, as amended and restated effective December 31, 2004, is intended to qualify under Sections 401(a), 401(k), 401(m), 4975(e)(7) of the Internal Revenue Code (the Code).

The Plan is administered by the Kerr-McGee Corporation Benefits Committee (the Committee), which is appointed by the Board of Directors of the Company. Accounting for and administration of the Plan are provided by the Company at no cost to the Plan. In addition, all expenses of the related trust are borne by the Company.

Plan Merger and Transfer of Assets - The Plan was amended and restated effective as of the close of business on December 31, 2004, and is the surviving plan following the merger of the Plan, the Kerr-McGee Corporation Employee Stock Ownership Plan (ESOP) and the Kerr-McGee Pigments (Savannah) Inc., Employees Savings Plan (Savannah Plan). The net assets transferred to the Plan on December 31, 2004 as a result of this merger are presented in the accompanying Statement of Changes in Net Assets Available for Benefits as Transfer from ESOP and Transfer from Savannah Plan.

On June 25, 2004, the Company completed a merger with Westport Resources Corporation (Westport). On November 1, 2004, net assets of the Westport Savings and Profit Sharing Plan (Westport Plan) allocated to former Westport employees that became employees of the Company, were transferred into the Plan. The amount transferred is presented as Transfer from Westport Plan in the accompanying Statement of Changes in Net Assets Available for Benefits.

Basis of Presentation - The ESOP portion of the Plan represents a leveraged employee stock ownership plan that invests only in the common stock of the Company. The acquisition of Company common shares by the ESOP was funded in part using the proceeds of borrowings from institutional investors guaranteed by the Company and borrowings extended by the Company to the ESOP (see Note 5). Such shares are held in a trust established under the ESOP. As the ESOP makes each payment of principal and interest on the borrowings, an appropriate percentage of stock is allocated to eligible participant’s accounts, as more fully described below.

The borrowings are collateralized by the unallocated shares of stock. The lenders have no rights against shares once they are allocated under the ESOP. Accordingly, the financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to:

a)	the accounts of participants with vested rights in allocated Company stock and other investments (allocated) and
b)	the Company’s stock not yet allocated to participants (unallocated).

Eligibility - The Plan covers all U.S. employees of the Company from their initial date of employment, except for the bargaining employees of Kerr-McGee Pigments (Savannah) Inc. who are eligible to participate upon completion of one year of service.

Contributions - Eligible employees may make contributions to the Plan under the SMART and/or CAPITAL Savings Programs. Participants may direct their savings, up to a maximum of 15% (or 18% in the case of participants who are bargaining employees of Kerr-McGee Pigments (Savannah) Inc.) of eligible compensation, as defined in the Plan. Participants may direct their contributions to be invested in 1% increments in any of the fifteen investment options available under the Plan, including Company common stock.

Contributions to the SMART Savings Program are from a participant's compensation, before income taxes. The annual SMART Savings Program contribution is subject to an annual limitation in accordance with the Code and was $13,000 for 2004. Participants aged 50 and over may make additional catch-up contributions up to a maximum of $3,000 in 2004. Participant contributions in excess of amounts allowable under the Code are considered to be contributions to the CAPITAL Savings Program and are made from a participant's compensation on an after-tax basis. If a participant has authorized less than 15% of his or her compensation to be contributed to the SMART Savings Program, he or she may contribute the remaining whole percentages up to 15% to the CAPITAL Savings Program. The maximum contributions allowed to each program may be limited for highly compensated employees, depending upon the balance of contributions at all levels.

Each participant's account is credited with the participant's contributions and an allocation of Plan earnings. The Company’s matching contributions are invested in Company stock and are discussed below under ESOP Provisions.

Payment of Benefits - Upon termination of service, including terminations due to death, disability, or retirement, a participant or participant's beneficiary may elect to receive an amount equal to the value of the participant's vested account balance. Distributions can be made in a full or partial lump sum payment; however, if participants were receiving other forms of payments as of December 31, 2004 (effective date of the amendment), such payments will continue. Distribution from the ESOP portion of participant’s account may be made in stock at the participant’s election. Terminating participants with vested account balances of over $5,000 may defer distribution until age 70½.

Vesting and Forfeitures - The participants' contributions to the Plan and earnings thereon are fully vested at all times. Bargaining employees of Kerr-McGee Pigments (Savannah) Inc. who became participants of the Plan after April 6, 2000, vest in the Company’s matching contributions ratably over a service period of five years. Other participants fully vest in the Company’s matching contributions and earnings thereon immediately. A portion of a participant’s account balance that is not vested at the time of termination of employment is forfeited. Forfeitures are applied to reduce future matching contributions.

Participant Loans - Participants may borrow from the Plan against their contributions to the SMART and CAPITAL Savings Programs and against their vested interest in the Company’s matching contributions held in the Plan. New loans to participants bear interest at a fixed rate equal to the U.S. prime rate (as published in The Wall Street Journal), plus 1.0%. Such interest is credited to the participant's accounts in the Plan when repaid. The average interest rate for new loans, which is adjusted quarterly, was 5.13% for 2004. The actual interest rate on loans outstanding at December 31, 2004 ranged from 5% to 11.5%. The minimum loan amount, determined periodically by the Committee, is currently $1,000. The maximum amount of all loans to a participant under the Plan is limited pursuant to a policy established by the Committee and is in accordance with the Code. Loans must be repaid within five years from the initial date of the loan, with certain special provisions available for military reservists called to active duty. In the event of a participant's termination of employment and subsequent default on the loan, any outstanding balance will be considered a distribution and will be taxable to the participant as prescribed by the Code.

ESOP Provisions

Employer Contributions - The Company matches 100% of a participant’s contribution to the SIP (or 50% in the case of participants who are bargaining employees of Kerr-McGee Pigments (Savannah) Inc.) up to 6% of the participants’ compensation as defined under the Plan. Employer matching contributions are initially invested in Company stock in the ESOP portion of the Plan, but may be subsequently diversified by participants, as further discussed below.

Diversification - The Plan provides certain of its participants with an opportunity to diversify up to 25% of their year-end Kerr-McGee stock balance in the ESOP into other investment options available in the SIP. The election to diversify must be made by such employees annually. The amount diversified during 2004 is presented as Diversification from ESOP in the accompanying Statement of Changes in Net Assets Available for Benefits. Participants who are at least age 55 with 10 years of participation in the Plan may withdraw a portion of Company shares allocated to their accounts over a period of six years. Up to 25% of shares allocated to such participants’ accounts may be withdrawn, less any shares previously withdrawn. In the sixth year, the percentage changes to 50%.

Participant Accounts - As discussed above, initial acquisition of Company stock by the ESOP was funded with the proceeds of the borrowings. Such shares, until allocated to participants’ accounts, are held in a loan suspense account as unallocated shares. The Company’s matching contributions, in part, and dividends paid on the common stock held in the loan suspense account are used to repay the loan. Stock is released from the loan suspense account as the principal and interest are paid. The stock is then allocated to participants’ accounts at market value as the Company matches contributions made to the SIP by participants.

Dividends paid on the common stock held in participants’ accounts are also used to repay the loan. Stock with a market value equal to the amount of the dividend is allocated to the participants’ accounts. If the value of shares of Company stock released from the loan suspense account is not sufficient to make the required matching and dividend allocations to participants’ accounts, the Company will contribute additional shares of common stock or cash which may be used to purchase shares or to make additional payments on the loan. All stock released from the loan suspense account within the year must be allocated to participants’ accounts by year-end. If the number of shares released is more than the required matching and dividend allocation, the excess is allocated to participants.

Plan Termination - The Company intends to continue the Plan indefinitely, but reserves the right to alter, amend, modify, revoke or terminate the Plan at any time by action of its Board of Directors. If the Plan is terminated for any reason, participants will become fully vested in their accounts and the Committee will direct that the participants' account balances be distributed as soon as practical. Any unallocated funds remaining in the Plan following distribution to all participants may be disposed of as directed by the Company. The Company has no continuing liability under the Plan after the final disposition of the assets of the Plan.

2.	Significant Accounting Policies

Basis of Presentation - The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies and common collective trusts are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common collective trusts are valued by the issuer based on the fair values of the underlying investments of the trusts. The Company stock is valued at its quoted market price. Loans to participants are valued at their outstanding balances which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses are reported on the average cost method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits - Distributions to terminating and withdrawing participants are recorded when paid at the approximate market value as of the date of distribution.

3.	Investments

The following presents investments that individually exceed 5% of net assets available for benefits at December 31, 2004 and 2003.

	December 31, 2004			December 31, 2003
(Thousands of dollars)	Shares/Units	Fair Value		Shares/Units	Fair Value

Kerr-McGee Corporation Common Stock
Common stock fund	912,200	$52,716		1,099,106	$51,097
ESOP - Allocated	1,419,290	81,962	(a)	-	-
ESOP - Unallocated	252,449	14,589	(a)	-	-
Total Kerr-McGee common stock		149,267			51,097
Fidelity Growth Company Fund	361,092	20,246		324,179	16,232
Fidelity Balanced Fund	1,717,441	30,605		1,709,993	28,642
Fidelity Diversified International Fund	690,105	19,765		608,105	14,668
Fidelity Mid-Cap Stock Fund	1,005,620	23,582		1,060,114	22,867
Managed Income Portfolio II	59,750,937	59,751		61,397,521	61,398
Spartan U.S. Equity Index Fund	597,655	25,615		586,802	23,126
AIM Basic Value Fund	1,340,974	43,474		1,397,793	40,872

(a)	Fund is nonparticipant-directed (see Note 4).

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit and market risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in these financial statements.

During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

(Thousands of dollars)

Kerr-McGee Corporation common stock	$11,375
Registered investment companies and common collective trusts	17,112
$28,487

4. Nonparticipant-directed Investments

Effective December 31, 2004, the ESOP is the only fund containing nonparticipant-directed Company matching contributions. Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments, is as follows:

	December 31, 2004
(Thousands of dollars)	Unallocated	Allocated	Total

Net Assets:
Kerr-McGee Corporation common stock	$14,589	$81,962	$96,551
Dividends receivable	111	-	111
Interfund contributions receivable (payable)	(828)	828	-
Interfund dividends receivable (payable)	(650)	650	-
Notes payable	(31,550)	-	(31,550)
Interest payable	(72)	-	(72)
Net assets (deficit) available for benefits	$(18,400)	$83,440	$65,040

	Year ended
	December 31, 2004
	Unallocated	Allocated	Total
Changes in Net Assets:
Transfer from ESOP	$(18,400)	$83,440	$65,040

5.	Notes Payable

As discussed in Note 1, in connection with the merger of the ESOP plan into the Plan in 2004, assets and liabilities, including notes payable, were transferred to the Plan. Notes payable outstanding at December 31, 2004 consisted of the following:

	Period	Outstanding
(Thousands of dollars)	Installments Due	Principal
9.61% Series B notes	July 1998 - January 2005	$1,500
8.43% Oryx Series A sponsor notes	January 1997 - July 2006	4,521
8.71% Oryx Series B sponsor notes	August 2005 - July 2008	9,856
8.78% Oryx Series C sponsor notes	August 2008 - July 2011	15,673
		$31,550

The Plan’s 9.61% Series B notes were repaid in January 2005. Oryx sponsor notes were assumed in connection with the Company’s merger with Oryx Energy Company (Oryx) in 1999. Following the merger, the Oryx Capital Accumulation Plan (CAP plan) was merged into the ESOP and the SIP. On August 1, 1989, the CAP plan borrowed $110 million by privately placing ESOP notes with Oryx. The borrowing consisted of Series A, Series B and Series C sponsor notes due in installments as summarized above. During 2003, prepayments of approximately $27 million were made on the Oryx sponsor notes. Maturities of notes payable due after December 31, 2004, are $5.1 million in 2005, $3.9 million in 2006, $4.3 million in 2007, $4.6 million in 2008, $5.0 million in 2009 and $8.7 million thereafter.

6.	Tax Status

The Plan obtained its latest determination letter dated September 18, 2003, in which the Internal Revenue Service (IRS) stated that the Plan is a qualified plan under provisions of Section 401(a) and is exempt from Federal Income taxes under provisions of Section 501(a) of the Code. The Plan was amended subsequent to this determination by the IRS. Additionally, the ESOP plan and Savannah plan were merged into the Plan. Both of these plans also obtained favorable determination letters dated September 18, 2003. The Committee believes the Plan, as amended, is designed and is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trusts are tax-exempt.

7.	Party-in-Interest Transactions

Certain Plan investments are shares of Company common stock. These transactions represent investments in the Company, and, therefore, qualify as party-in-interest transactions. Further, certain Plan investments are shares of registered investment companies and common collective trusts managed by Fidelity Investments. Fidelity Management Trust Company is the trustee as defined by the Plan, and therefore, transactions in such investments managed by Fidelity Investments qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.

8.	Subsequent Events (unaudited)

On March 8, 2005, the company announced that its Board of Directors had authorized management to pursue alternatives for the separation of the Company’s chemical business, including a spinoff or sale. The effect of the separation on the Plan and its net assets, including the effect on the fair value of the Company’s common stock, if any, is not currently known.

Additionally, in March 2005, the Company’s Board of Directors approved a recommendation to revise the company’s dividend policy. Pursuant to this recommendation, starting with the quarter ending June 30, 2005, the annual dividend is expected to be revised from $1.80 to $.20 per share.

On April 15, 2005, the company announced its intention to commence a modified “Dutch Auction” self tender offer for an aggregate purchase cost of up to $4 billion. The company’s offer to purchase extended to the common stock held by the Plan. Participants in the Plan had the right to direct the Plan trustees whether or not to tender some or all of the shares attributable to their individual account. The tender offer was completed on May 24, 2005 at a per-share purchase price of $85. Under the tender offer, approximately 355,000 shares of the Company’s stock held by Plan participants were repurchased by the Company. Proceeds from the repurchase were directed to participant’s accounts and invested at the direction of the participants.

KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(Employer Identification Number 73-1612389)
(Plan Number 007)

December 31, 2004
(Thousands of dollars)

		(c)		(e)
	(b)	Description of investment including maturity date,	(d)	Current
(a)*	Identity of issue, borrower, lessor or similar party	rate of interest, collateral, par or maturity value	Cost	Value

*	Kerr-McGee Corporation	Common stock (ESOP allocated) - 1,419,290 shares	$66,874	$ 81,962
*	Kerr-McGee Corporation	Common stock (ESOP unallocated) - 252,449 shares	18,996	14,589
*	Kerr-McGee Corporation	Common stock - 912,200 shares	nr	52,716
*	Fidelity Investments	Fidelity Growth Company Fund - 361,092 shares	nr	20,246
*	Fidelity Investments	Fidelity Balanced Fund - 1,717,441 shares	nr	30,605
*	Fidelity Investments	Fidelity Diversified Int'l Fund - 690,105 shares	nr	19,765
*	Fidelity Investments	Fidelity Dividend Growth Fund - 438,936 shares	nr	12,505
*	Fidelity Investments	Fidelity Mid-Cap Stock Fund - 1,005,620 shares	nr	23,582
*	Fidelity Investments	Managed Income Portfolio II - 59,750,937 shares	nr	59,751
*	Fidelity Investments	Spartan U.S. Equity Index Fund - 597,655 shares	nr	25,615
	Pacific Investment Management Company	Pimco Total Return Fund- 1,125,800 shares	nr	12,012
	BAMCO, Inc.	Baron Growth Fund - 109,060 shares	nr	4,894
	Fleet Investment Advisors Inc.	Columbia Small-Cap Fund - 220,636 shares	nr	4,144
	AIM Advisors, Inc.	AIM Basic Value Fund - 1,340,974 shares	nr	43,474
	Royce & Associates, LLC.	Royce Low-Priced Stock Fund - 415,798 shares	nr	6,374
	Hotchkins & Wiley	Hotchkins & Wiley Mid-Cap Fund - 286,410 shares	nr	7,816
*	Various Participants	Participant loans - interest rates form 5% to 11.5%	nr	6,369
				$426,419

* Party-in-interest

nr - disclosure is not required for participant-directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Kerr-McGee Corporation Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN

By	(Robert M. Wohleber)
Robert M. Wohleber
Chairman of the Kerr-McGee Corporation
Benefits Committee

Date: June 28, 2005